EXHIBIT 99.1

Alvotech and JAMP Pharma Announce Receipt of Marketing Authorization for Jamteki™ (AVT04), the First Biosimilar of Stelara® (ustekinumab)

PrJamtekiTM is the second biosimilar developed under this partnership that receives marketing authorization in Canada.

REYKJAVIK, Iceland and BOUCHERVILLE, Quebec, Nov. 14, 2023 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, and JAMP Pharma Group (“JAMP Pharma”), a Canadian owned pharmaceutical organization headquartered in the Greater Montreal area, announced today that Health Canada has granted JAMP Pharma marketing authorization for AVT04, a biosimilar to Stelara® (ustekinumab) developed by Alvotech. AVT04 will be marketed under the brand name JamtekiTM.

The currently approved presentations of JamtekiTM are a 45mg/0.5mL pre-filled syringe with a passive safety device for subcutaneous injection (PFS-SD) and the 90mg/mL PFS-SD. This is the second biosimilar to receive marketing authorization, developed under an exclusive commercialization partnership between Alvotech and JAMP Pharma. Last year, the partners launched Simlandi®, a biosimilar to Humira® (adalimumab).

“The introduction of JamtekiTM is in line with our current biosimilar product offering and showcases JAMP Pharma’s commitment to evolve in this market,” said Louis Pilon, President and CEO at JAMP Pharma. “Alvotech is an innovative and strategic partner, enabling Canadian patients to benefit from ustekinumab at a lower cost. Patients will also benefit from the expertise of our Patient Support Program – JAMP CareTM – for an optimal and seamless transition.”

“We are very pleased to receive marketing authorization for our second biosimilar in Canada with JAMP Pharma,” said Robert Wessman, Chairman and CEO of Alvotech. “Strong demand for biosimilars in Canada indicates that there is a need for affordable quality biologics in the Canadian market. This is an important step for us and for our joint objective to offer broader access to more affordable healthcare.”

In February 2022, JAMP Pharma announced the creation of BioJAMPTM as part of its goal to establish itself as a leader in the Canadian biosimilars market. BioJAMPTM and the JAMP CareTM patient support programs are both designed to simplify the transition process to biosimilar medicines for patients and caregivers.

JAMP Pharma and Alvotech announced their exclusive partnership for the commercialization of biosimilars in Canada in January 2022 then expanded the agreement in October 2022. In addition to Simlandi® (adalimumab), which was launched in Canada in April 2022, and JamtekiTM (ustekinumab), the partnership also includes four biosimilar candidates in clinical development, as well as two biosimilar candidates in pre-clinical development.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar of Stelara® (ustekinumab). Ustekinumab binds to two cytokines, IL-12 and IL-23, that are involved in inflammatory and immune responses [1]. AVT04 has been approved in Japan, Canada and the European Medicines Agency (EMA) has recommended market authorization in the 27 member states of the European Union, as well as Norway, Iceland and Liechtenstein, pending a final decision by the European Commission.

[1] Product information (canada.ca)

Use of trademarks
Humira® is a registered trademark of AbbVie Biotechnology Ltd. Stelara® is a registered trademark of Johnson & Johnson

About JAMP Pharma Group
JAMP Pharma Group is Canadian based with its head office located in the Greater Montreal area. Having experienced exceptional growth over the past 10 years, JAMP Pharma Group is present in all segments of the pharmaceutical market with a portfolio of more than 325 molecules and is one of the leaders in the industry in terms of annual prescription volume [2]. With more than 130 new products authorized for sale by Health Canada in the last 3 years, the JAMP Pharma Group is the Canadian leader in product launches [3], enhancing the new treatment options available in Canada, including many specialty drugs. In addition to its generic division, the JAMP Pharma Group has several divisions such as Orimed, BioJAMP, Wampole, Laboratoire Suisse and Cosmetic Import, also offering prescription and branded products, biosimilar products, 180 over-the-counter products with a diverse range of vitamins, supplements, and natural products. The JAMP Care® patient support program is designed to assist patients, as well as healthcare professionals, in taking specialty medications and biosimilars offered by the JAMP Pharma Group. Website: JAMP Pharma Group (https://www.jamppharma.ca/en/)

[2] Source: Pharmaceutical manufacturers with the highest volume of prescriptions in Canada between January 2018 and September 2023 Based in part on data obtained under license from IQVIA Solutions Canada, regarding the following service: CDH, MAT August 2018 to September 2023 All rights reserved. This statement is not necessarily that of IQVIA Solutions Canada Inc. or any of its affiliates or subsidiaries.
[3] Source: Pharmaceutical manufacturers with the highest volume of reported product launches in Canada between 2016 and 2022 Based in part on data obtained under license from IQVIA Solutions Canada, regarding the following service: CDH, MAT 2016/01 to 2022/12. All rights reserved. This statement is not necessarily that of IQVIA Solutions Canada Inc. or any of its affiliates or subsidiaries.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline includes eight disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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CONTACTS

JAMP Pharma
Alexandra Lewicki, M.Sc.
Marketing & Communication Director
alewicki@jamppharma.com

Alvotech
Benedikt Stefansson
Investor Relations and Global Communications
alvotech.ir@alvotech.com